FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: June, 2005

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated June 27, 2005, relating to: Lafarge Gypsum Division expansion

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, June 27, 2005

LAFARGE TO INVEST €300 MILLION TO INCREASE

GYPSUM PRODUCTION CAPACITY BY MORE THAN 20%

Lafarge Group intends to further the growth and value creation strategy of its Gypsum business through a significant increase in production capacity. This follows the division’s 50% increase in operating income in 2004 and the rise of the return on capital employed after tax at 9.5%.

Lafarge will expand its production capacity by more than 20% over the next two years to bolster its positions, support expansion in existing markets and move into promising new markets. This expansion capital expenditure, which will total €300 million and boost capacity by more than 200 million m2, will further enhance the competitiveness of the Group’s Gypsum Division.

STRENGTHENING POSITIONS AND SUPPORTING MARKET EXPANSION, WHILE REDUCING COSTS

•	In the US, to meet growing demand in the Northeastern market, Lafarge North America recently started work on modernizing and doubling the capacity of its New York plant, to 60 million m2. This investment of close to $75 million, together with the division’s state-of-the-art plants at Palatka in Florida and Silver Grove in Kentucky, will consolidate Lafarge’s position as leader both in quality and cost efficiency in its markets.

•	In the UK, a market that has enjoyed steady growth for several years, Lafarge is building a plasterboard facility in the North of England to improve customer service and raise competitiveness by producing volumes locally rather than having to import from other Lafarge facilities in Europe. This plant will cost €45 million and boost UK capacity by 50%, i.e. an additional 25 million m2.

•	In Asia, Lafarge Boral Gypsum in Asia (LBGA), a joint venture between Lafarge and Boral, is strengthening its leadership and supporting market expansion by building two additional plants at Shanghai and Chongqing in China, boosting capacity by 35 million m2. It is also doubling the capacity of its Dangjin plant in South Korea to 75 million m2.

•	In Turkey, a market enjoying brisk expansion in plasterboard, Lafarge in partnership with Dalsan Insaat intends to build a new plant in Istanbul which will have the most competitive costs in the region. In addition, the Group plans to double its gypsum production capacity in Ankara.

•	In Romania, Lafarge will triple its production capacity in the country to support the fast pace of market expansion. This will make Lafarge the most competitive supplier in the Bucharest market.

MOVING INTO PROMISING NEW MARKETS

•	In South Africa, Lafarge plans to build a plasterboard plant with a capacity of 15 million m2, in addition to its existing manufacture of gypsum components.

•	In the East of Europe, where Lafarge already boasts strong positions, it plans to further pursue its expansion strategy by moving into the fast growing Ukrainian market. A plant ideally placed to serve both the Ukraine and southern Russia will be constructed with plasterboard capacity of 15 million m2, extendable to 30 million m2, and 40,000 tonnes of gypsum capacity.

•	In Mexico, Lafarge recently signed a joint venture agreement with majority partner Comex, which owns the country’s largest distribution network, to establish a leadership position in the plasterboard market in the country.

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•	In Algeria, Lafarge is going to build a gypsum plant with a capacity of 150,000 tonnes, paving the way for it to benefit from expansion in the market thanks to its highly competitive cost base.

•	In Saudi Arabia, Lafarge is signing a joint venture agreement with local players to become the leader in gypsum production, with a capacity of 300,000 tonnes. This move represents the first step in the Group’s strategy of becoming a major force in the region.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32	James Palmer: 33-1 44-34-92-93
stephanie.tessier@lafarge.com	james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47	Danièle Daouphars: 33-1 44-34-92-93
amanda.jones@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including the planned capital expenditures and expansion of production capacity in the Gypsum business are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 27, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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